UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q1 2025 Investor Presentation

 2025  First Quarter   Financial Results  Elad Aharonson | President and CEO  May 19, 2025

 Important legal notes  Disclaimer and safe harbor for forward-looking statements  This presentation contains statements that constitute “forward‑looking statements,” many of which can be identified by the use of forward‑looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding intent, belief or current expectations. Forward‑looking statements are based on management’s beliefs and assumptions and on information currently available to management. Such statements are subject to risks and uncertainties and actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to: Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at seaport shipping facilities or regulatory restrictions affecting the ability to export products overseas; changes in exchange rates or prices compared to those the company is currently experiencing; general market, political or economic conditions in the countries in which the company operates, including tariffs and trade policies; price increases or shortages with respect to principal raw materials; pandemics may create disruptions, impacting sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at the plants; labor disputes, slowdowns and strikes involving employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of the company, or its service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from the company’s cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of the businesses; the company is exposed to risks relating to its current and future activity in emerging markets; changes in demand for its fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond the company’s control; disruption of the company, or its service providers', sales of magnesium products being affected by various factors that are not within the company’s control; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of the company’s workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region, including the current state of war declared in Israel and any resulting disruptions to supply and production chains; filing of class actions and derivative actions against the company, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the company's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (SEC) on March 13, 2025 (the Annual Report).     Forward‑looking statements speak only as of the date they are made, and, except as otherwise required by law, the company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.     This report for the first quarter of 2025 should be read in conjunction with the Annual Report for 2024 and our current report on Form 6-K for the results for the quarter ended March 31, 2025, filed on May 19, 2025, respectively, including the description of events occurring subsequent to the date of the statement of financial position, as filed with the U.S. SEC.  2

Financial performance | 1Q'25

$1.8B
total sales

$359M
adjusted EBITDA[1]

$0.09
adjusted diluted EPS[1]

$1.4B
specialties-driven sales

$262M
specialties-driven EBITDA[1]

$165M
operating cash flow

Highlights

- Sales up YoY and QoQ, with solid strategic execution
- Specialties-driven EBITDA[1] margin of 19%, up ~70 bps YoY
- Overall market pricing trends gradually improving
- Fertilizer fundamentals strengthening
- Monitoring tariff and trade situation
- Leveraging regional production to drive global growth with local focus

(1) Adjusted EBITDA, specialties-driven EBITDA and margin, and adjusted diluted EPS are non-GAAP financial measures; see reconciliation tables in appendix.
Note: Specialties-driven sales and EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions; see appendix for additional details.

ICL 3

 Key developments  Solid sales and EBITDA growth, with good quarterly trends on higher volumes  Flame retardant sales increased YoY, on better volumes  Trends improving, but electronics and building and construction end-markets still subdued  Benefited from new EU and U.S. anti-dumping measures   Continued to focus on innovative customer solutions  Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   4  Industrial Products | 1Q’25  US$M  EBITDA  US$M  Sales  22%  21%

 5  Potash | 1Q’25  Key developments  Average potash CIF price per ton of $300 vs. $285 in 4Q’24 and $324 in 1Q’24   Total sales volume of 1,103k mt, with higher volumes to Brazil and China  Market prices improved in 1Q’25  Prioritized best markets, even while servicing China and India contracts at lower rates  Dead Sea site impacted by operational war-related issues  Remained focused on operational and efficiency efforts   Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.   US$M  EBITDA  US$M  Sales  29%  29%

 Notes: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details. For 1Q’25, Phosphate Specialties comprised $324M of segment sales, $39M of OI, $12M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $249M of segment sales, $52M of OI, $36M of D&A and represented $88M of EBITDA.   6  Phosphate Solutions | 1Q’25  Key developments  Growth in sales and EBITDA driven by strength in commodities  Specialties results in-line with market dynamics, as price remains under pressure  Overall improved volumes and product mix  YPH sales increased YoY on higher prices and volumes   Continued focus on regional expansions to drive growth  US$M  EBITDA  US$M  Sales  24%  23%

 Note: Segment EBITDA and margin are non-GAAP financial measures; please see appendix for additional details.  7  Growing Solutions | 1Q’25  Key developments  Sales and EBITDA growth, with solid strategic execution and higher volumes and prices   Strong start in North America, with sales and profitability up   Good volume increase in China, with biostimulants growing  Brazil sales slightly higher, with good outlook for 2025  Continued expansion of product portfolio, with biologicals acquisition  R&D efforts continued, with launch of innovative, new products  US$M  EBITDA  US$M  Sales  9%  9%

 First Quarter 2025  Financial Results  Aviram Lahav  CFO

 Sources: Inflation and interest rates – Bloomberg, as of 4.21.25. Global industrial production – CRU, as of March 2025. U.S. housing starts – Bloomberg, as of 4.21.25.  9  Key market metrics | macro indicators  Inflation  Rate  Global industrial production  YoY change  U.S. housing starts  in thousands  Interest rates  Percentage

 Key market metrics | fertilizer indicators  Sources: Grain Price Index – CRU, as of 4.9.25. Farmer sentiment – Purdue/CME Ag Economy Barometer, as of 5.6.25. gMOP (US$/st) and phosphoric acid (US$/ton) – CRU, as of 4.9.25. Supramax – Hudson Shipping, as of 4.21.25.  10  Commodity fertilizers  US$  Supramax Timecharter Average  US$/day  Grain Price Index  US¢/bushel  Farmer sentimentIndex  Relevant for Potash, Growing Solutions and Phosphate commodities

Key market metrics | other indicators

Relevant for Industrial Products and Phosphate Solutions

Chinese bromine
Price trend



1Q'22
2Q'22
3Q'22
4Q'22
1Q'23
2Q'23
3Q'23
4Q'23
1Q'24
2Q'24
3Q'24
4Q'24
1Q'25

Phosphate battery materials demand
'000s mt



Global LFP Phosphate (P2O5)
Technical MAP
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029

Global auto sales
M of units



BEV
PHEV
HEV
ICE
79
85
94
102
107
2020
2025
2030
2035
2040

Revenue growth for consumer products industry
YoY global growth



7.1%
2.7%
6.4%
9.8%
9.3%
7.5%
5-Year CAGR 2019-24E
2020
2021
2022
2023
2024E

Sources: Chinese bromine prices – Bloomberg, as of 4.21.25. Specialty phosphate demand – CRU, April 2025 forecast. Auto sales – RhoMotion, 2025; BEV = battery EV, PHEV = plug-in hybrid, HEV = full hybrid EV, and ICE = internation combustion and alternative fuels. Revenue growth for consumer products industry – Euromonitor; Bain & Company, as of February 2025.

ICL 11

 12  Sales bridge  First quarter | 2025  Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  Sales by segment  US$M  Sales  US$M  IP  Potash  PS  GS

 13  Profit bridge  First quarter | 2025  Adjusted EBITDA(1) by segment  US$M  Adjusted EBITDA(1)  US$M  (1) Adjusted EBITDA is a non-GAAP financial measure; please see reconciliation tables in appendix.Notes: Numbers rounded to closest million; Other includes intercompany eliminations.  IP  Potash  PS  GS

 14  MOP industry cost curve  Cash costs US$/t, excluding royalites, FOB load port  Potash sources: Cost curve – data shown for 2023 and used with permission of CRU International Ltd. 2024, all rights reserved. Potash peers’ ASP from company reports, as of 5.19.25.   Bromine sources: Bromine concentration – internal calculations; cost curve – Weizmann Institute of Science.  Production Mt  ICL DSW  Leading positions  In cost, quality and price  Potash ASP  US$  Bromine industry cost curve  Relative production cost  China & Japan  ICL  Jordan  Arkansas, U.S.  India  kT  700  400  300  200  100  500  600  Djibouti  Sea Water(China, Japan)  Underground Wells (China)  Salt Lake (India)  Underground Wells (USA)  Dead Sea(Israel, Jordan)  0.06 to 0.11  0.1 to 0.2  2.5 to 4.5  3.5 to 5.5  10.0 to 12.0  Bromine concentration  g/L

 Potash $405M  GS $495M  IP $344M  PS $573M  1Q’25 sales by business  US$  15  Diversified approach to growth  Distinctive global presence  Note: Sales by business exclude other activities and reconciliations of ($50M). Totals may not sum to 100%, due to rounding and set-offs.   Asia $427M  Europe $615M  SA $282M  NA $347M  RoW $96M  1Q’25 sales by region  US$

 44  Production sites in 13 countries with significant strategic assets   64  Sales and distribution   sites in more than   30 countries  25  R&D centers global reach with local focus  100  We sell our products to more than 100 countries    R&D centers  Production sites  Sales and distribution sites  North America headquarters   5  8  11  1  R&D centers    Production sites   Sales and distribution sites  Global headquarters  7  5  3  1  R&D centers  Production sites  Sales and distribution sites  South America headquarters  5  10  10  1  R&D centers  Production sites  Sales and distribution sites  European headquarters  5  16  22  1  R&D centers  Production sites  Sales and distribution sites  Asia headquarters  2  4  14  1  R&D center  Production site  Sales and distribution sites  1  1  4  We innovate, produce and sell globally  Global reach with local focus  16

Financial highlights



Cash resources
$1.5B available

Net debt to adjusted EBITDA
1.2X

Cash flow
Operating cash flow of ~$165M

Shareholder return
Quarterly dividend of $55M
Annual yield of 3.2%

Capital allocation
Consistent and disciplined execution

Cost savings
Targeted efficiency efforts

Notes: Available cash resources, as of 3.31.25, and comprised of cash and deposits, unutilized revolving credit facility, and unutilized securitization. Net debt to adjusted EBITDA, as of 3.31.25, is a non-GAAP financial measure; see appendix for additional details. Dividend yield, as of 3.31.25, shown on TTM basis and calculated by summing dividends paid per share for past four quarters, divided by price per share on final trading day of quarter.

ICL 17

Guidance and Outlook  Full Year 2025

 19  Specialties-driven EBITDA(1) of $0.95B to $1.15B  Potash sales volumes of between 4.5M mt and 4.7M mt  Expect annual tax rate of approximately ~30%  Full year 2025  Maintaining guidance  (1) Specialties-driven EBITDA includes Industrial Products, Phosphate Solutions and Growing Solutions and is a non-GAAP measure; please see appendix for additional details.

 20  Continued growth in specialties-driven businesses  Benefit from improved market pricing, including potash and bromine  Drive cost savings and operational efficiencies  Monitor tariff and trade situation and develop mitigation response  Maintain and expand global presence with local focus  Target innovative new products and complementary acquisitions   Outlook

 Thank you  Contact Peggy.ReillyTharp@icl-group.com for more information on ICL  View our interactive data tool at https://investors.icl-group.com/interactive-data-tool/default.aspx

 Appendix  First Quarter 2025

 Phosphate Solutions(1) US$M  1Q’24  1Q’25  Segment sales  $559  $573  Segment operating income  $84  $91  Segment operating margin  15%  16%  Depreciation and amortization  $47  $48  Segment EBITDA  $131  $139  Segment EBITDA margin  23%  24%  Calculation of segment EBITDA  First quarter 2025  Industrial Products US$M  1Q’24  1Q’25  Segment sales  $335  $344  Segment operating income  $59  $62  Segment operating margin  18%  18%  Depreciation and amortization  $13  $14  Segment EBITDA  $72  $76  Segment EBITDA margin  21%  22%  Potash US$M  1Q24  1Q’25  Segment sales  $423  $405  Segment operating income  $62  $56  Segment operating margin  15%  14%  Depreciation and amortization  $62  $62  Segment EBITDA  $124  $118  Segment EBITDA margin  29%  29%  23  Growing Solutions US$M  1Q’24  1Q’25  Segment sales  $479  $495  Segment operating income  $23  $28  Segment operating margin  5%  6%  Depreciation and amortization  $19  $19  Segment EBITDA  $42  $47  Segment EBITDA margin  9%  9%  (1) For 1Q’25, Phosphate Specialties comprised $324M of segment sales, $39M of OI, $12M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $249M of segment sales, $52M of OI, $36M of D&A and represented $88M of EBITDA. Note: Numbers may not add, due to rounding and set-offs.

 Segment results analysis  First quarter 2025  Segment Sales  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  1Q’24  $335  $423  $559  $479  Quantity  $17  $8  $25  $27  Price  ($5)  ($23)  ($6)  $14  Exchange rates  ($3)  ($3)  ($5)  ($25)  1Q’25  $344  $405  $573  $495  Segment EBITDA  US$M  Industrial Products  Potash  Phosphate Solutions(1)  Growing Solutions  1Q’24  $72  $124  $131  $42  Quantity  $4  $7  $14  $4  Price  ($5)  ($23)  ($6)  $14  Exchange rates  ($1)  ($1)  -  ($2)  Raw materials  $4  $1  $9  ($5)  Energy  -  ($4)  -  $1  Transportation  ($2)  $14  $3  $2  Operating, other expenses  $4  -  ($12)  ($9)  1Q’25  $76  $118  $139  $47  24  (1) For 1Q’25, Phosphate Specialties comprised $324M of segment sales, $39M of OI, $12M of D&A and represented $51M of EBITDA, while Phosphate Commodities comprised $249M of segment sales, $52M of OI, $36M of D&A and represented $88M of EBITDA. Note: Numbers may not add, due to rounding and set-offs.

 Reconciliation tables  Calculation of adjustments for first quarter 2025  Adjusted EBITDA US$M  1Q’24  1Q’25  Net income  $126  $106  Financing expenses, net  $35  $37  Taxes on income  $42  $42  Less: Share in earnings of equity-accounted investees  -  -  Operating income  $203  $185  Depreciation and amortization  $147  $151  Adjustments(1)  $12  $23  Adjusted EBITDA  $362  $359  Free cash flow(2) US$M  1Q’24  1Q’25  Cash flow from operations  $292  $165  Additions to PP&E, intangible assets and dividends from equity-accounted investees(3)  ($145)  ($190)  Free cash flow  $147  ($25)  Adjusted NI and diluted EPS US$M, ex. per share  1Q’24  1Q’25  Net income, attributable  $109  $91  Adjustments(1)  $12  $23  Total tax adjustments  ($3)  ($4)  Adjusted net income, attributable  $118  $110  Weighted-average number of diluted ordinary shares outstanding in millions  1,290  1,291  Adjusted diluted EPS  $0.09  $0.09  Net debt to adjusted EBITDA(4) US$M  1Q’25  Net debt  $1,742  Adjusted EBITDA  $1,411  Net debt to adjusted EBITDA  1.2  (1) See adjustments to reported operating & net income (non-GAAP) in corresponding quarters’ earnings release. (2) Beginning in 2Q’24, a reclassification of interest received as cash used in investing activities & interest paid as cash used in financing activities (instead of as cash provided by operating activities) resulted in slight shift to historical figures. (3) Also includes proceeds from sale of property, plant & equipment (PP&E). (4) Calculated by dividing net debt, without securitization, by past four quarters adjusted EBITDA. Note: Numbers may not add, due to rounding & set-offs.   25

 Guidance and non-GAAP financial measures  Guidance: The company only provides guidance on a non-GAAP basis. The company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. The company undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The company provides guidance for specialties-driven EBITDA, which includes Industrial Products, Growing Solutions and Phosphate Solutions, as the Phosphate Solutions business is now predominantly specialties focused. For the Potash business, the company is providing sales volume guidance. The company believes this information provides greater transparency, as these new metrics are less impacted by fertilizer commodity prices, given the extreme volatility in recent years.   Non-GAAP financial measures: The company discloses in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Management uses adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, free cash flow and adjusted EBITDA to facilitate operating performance comparisons from period to period. The company calculates adjusted operating income by adjusting operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix. Certain of these items may recur. The company calculates adjusted net income attributable to the company’s shareholders by adjusting net income attributable to the company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” in the appendix, excluding the total tax impact of such adjustments. The company calculates diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Free cash flow is calculated as cash flow from operations less any additions to PP&E, intangible assets, and dividends from equity-accounted investees. Adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted earnings per share for the periods of activity” in the appendix, which were adjusted for in calculating the adjusted operating income.      You should not view adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the company’s shareholders determined in accordance with IFRS, and you should note that the company’s definitions of adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of the company’s non-IFRS financial measures as tools for comparison. However, the company believes adjusted operating income, adjusted net income attributable to the company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of ongoing operations. Management uses these non-IFRS measures to evaluate the company's business strategies and management performance. The company believes these non‑IFRS measures provide useful information to investors because they improve the comparability of financial results between periods and provide for greater transparency of key measures used to evaluate performance.      The company presents a discussion in the period-to-period comparisons of the primary drivers of change in the company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on the company’s businesses. The company has based the following discussion on its financial statements. You should read such discussion together with the company’s financial statements.  26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: May 19, 2025